Exhibit 99.1

January 18, 2016

Press release

Turquoise Hill announces fourth quarter 2015 production

VANCOUVER, CANADA – Turquoise Hill Resources today announced fourth quarter 2015 production for Oyu Tolgoi.

Jeff Tygesen, Turquoise Hill Chief Executive Officer, said, “Oyu Tolgoi continued to operate at record levels for the fourth quarter. Productivity improvements in the concentrator implemented throughout the year led to throughput for the quarter exceeding nameplate capacity. Thanks to the focus and dedication of Oyu Tolgoi’s workforce, we beat our 2015 copper production guidance and met our gold target.”

For Q4’15, throughput increased 8.5% over Q3’15 reaching an all-time high. Copper production for the quarter increased 2.3% over Q3’15 due to higher volumes. As a result of mining higher grades from Phase 2 and higher volumes, Q4’15 gold production increased 68.3% over Q3’15.

Copper production for 2015 of 202,200 tonnes exceeded the Company’s guidance of 175,000 to 195,000 tonnes and annual gold production of 653,000 ounces met 2015 guidance of 600,000 to 700,000 ounces. For 2015, Oyu Tolgoi’s second full year of production, the mine operated at record levels. Compared to 2014 results, 2015 mined production increased 19.3%, concentrator throughput increased 23.9%, concentrate production increased 39.9%, copper production increased 36.3% and gold production increased 10.9%.

Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 210,000 to 260,000 ounces of gold in concentrates for 2016. The majority of 2016 gold production is expected in the first half of the year.

Underground development

In December 2015, Oyu Tolgoi signed a $4.4 billion project finance facility, which was an unprecedented milestone for Turquoise Hill. Work continues toward completing the 2015 feasibility study, including the updated capital estimate and securing all necessary permits for the development of the underground mine. Once these steps have been completed, which is expected in Q1’16, the Company expects a formal ‘notice to proceed’ decision by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi in early Q2’16.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015	Full Year 2015	Full Year 2014

Open pit material mined (‘000 tonnes)	18,944	21,999	22,094	23,969	23,708	91,771	76,919
Ore treated (‘000 tonnes)	7,505	7,512	9,025	8,632	9,369	34,537	27,872
Average mill head grades:
Copper (%)	0.74	0.52	0.69	0.75	0.69	0.67	0.60
Gold (g/t)	1.46	0.48	1.09	0.56	0.92	0.78	0.86
Silver (g/t)	1.65	1.16	1.46	1.90	1.67	1.56	1.60
Concentrates produced (‘000 tonnes)	186.7	130.9	215.5	210.3	231.8	788.5	563.6
Average concentrate grade (% Cu)	26.9	25.7	25.6	26.6	24.7	25.6	26.3
Production of metals in concentrates:
Copper (‘000 tonnes)	50.3	33.6	55.3	56.0	57.3	202.2	148.4
Gold (‘000 ounces)	278	86	238	123	207	653	589
Silver (‘000 ounces)	286	184	297	388	355	1,223	893
Concentrate sold (‘000 tonnes)	262.7	167.7	189.8	226.0	236.2	819.8	733.7
Sales of metals in concentrates:
Copper (‘000 tonnes)	67.6	42.1	46.3	58.2	54.7	201.3	185.8
Gold (‘000 ounces)	263	200	177	200	160	737	561
Silver (‘000 ounces)	383	219	245	334	360	1,158	1,093
Metal recovery (%)
Copper	90.7	86.8	88.6	86.4	88.4	87.6	89.1
Gold	78.6	71.6	75.6	76.4	74.2	74.4	76.6
Silver	71.6	65.4	70.6	73.0	70.8	69.9	62.3

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office:    +1 604 648 3934

Email:     tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies and other statements that are not historical facts.

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Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurances that such statements or information will prove accurate. Such statements and information contained herein represent the Company’s best judgment as of the date hereof based on information currently available. The Company does not assume any obligation to update any forward-looking statements or information or to conform these forward-looking statements or information to actual results, except as required by law.

Important factors that could cause actual results to differ from these forward-looking statements and information are included in the “Risk Factors” section of the Annual Information Form dated as of March 20, 2015 in respect of the year ended December 31, 2014.

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